Appendix 3Y

Change of Director’s Interest Notice

Rule 3.19A.2

Appendix 3Y

Change of Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available.  Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/09/01  Amended 01/01/11

Name of entity ORBITAL CORPORATION LIMITED
ABN 32 009 344 058

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Terry Dewayne STINSON
Date of last notice	6 December 2010

Part 1 - Change of director’s relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Direct or indirect interest	Interest held directly
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.
Date of change	11 January 2011 and 12 January 2011
No. of securities held prior to change	340,088 (as represented by 6,618 ADR’s and 234,200 ordinary fully paid shares)
Class	Ordinary fully paid
Number acquired	35,602
Number disposed	Nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$0.2644 per share/$9,413.60
No. of securities held after change	375,690 (as represented by 6,618 ADR’s and 269,802 ordinary fully paid shares)
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back

Part 2 – Change of director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
Date of change
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed
Interest acquired
Interest disposed
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation
Interest after change

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No, the trade did not occur during a closed period.
If so, was prior written clearance provided to allow the trade to proceed during this period?
If prior written clearance was provided, on what date was this provided?

+ See chapter 19 for defined terms.

01/01/2011

Appendix 3Y  Page 1